[redacted]

15025016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED
MAR 09 2015
WASH. D.C. 201 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Musket Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Beacon St, Suite 17A
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B Musket 617 775 0936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID B. MUSKET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUSKET RESEARCH ASSOCIATES, INC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

DAVID B. MUSKET, PRESIDENT
Title

[signature]
Notary Public

TYLER CONWAY
Notary Public, Commonwealth of Massachusetts
My Commission Expires June 25, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Musket Research Associates, Inc.

Statement of Financial Condition

December 31, 2014

Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Shareholder
Musket Research Associates, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Musket Research Associates, Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Musket Research Associates, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
March 2, 2015

Musket Research Associates, Inc.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 37,486
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities - accrued expenses	$ 6,500
Shareholder's Equity:	
Common stock - $10 par value; authorized 200 shares, issued and and outstanding 100 shares	1,000
Additional paid-in capital	1,972,000
Accumulated deficit	(1,942,014)
Total shareholder's equity	30,986
Total liabilities and shareholder's equity	$ 37,486

See Notes to Statement of Financial Condition

Note 1. Organization and Significant Accounting Policies

Musket Research Associates, Inc. (the "Company") is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates under the exemption provisions of paragraph K(2)(i) of SEC Rule 15c3-3. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This statement of financial condition has been prepared in conformity with GAAP, which requires the use of estimates by management. Actual results could differ from these estimates.

Note 2. Income Taxes

No provision for federal or state income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal or state income tax payments.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no uncertain tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2011.

Note 3. Related Party Transactions

The general and administrative services of the Company are provided by an entity whose sole shareholder is also the sole shareholder of the Company. The Company reimbursed this entity $30,000 during the year ended December 31, 2014.

During 2014, the sole shareholder provided $80,000 in capital contributions, as needed, to sustain the Company's operations. The sole shareholder will provide additional contributions to sustain the Company through at least January 1, 2016.

Note 4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater and requires the ratio to aggregate indebtedness to net capital not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $30,986, which was above its minimum net capital requirement by $25,986. At December 31, 2014, the Company's net capital ratio was 0.21 to 1.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.